This is a Confirming Electronic File Copy Originally filed on January 26, 1996
   As Filed with the Securities and Exchange Commission on January 26, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                    FORM S-2

                             Registration Statement
                                   Under the
                             Securities Act of 1933


                         GREENE COUNTY BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          TENNESSEE                                      62-1222567
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

                             MAIN AND DEPOT STREETS
                         GREENEVILLE, TENNESSEE  37743
                                  423/639-5111
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                           R. STAN PUCKETT, PRESIDENT
                             MAIN AND DEPOT STREETS
                         GREENEVILLE, TENNESSEE  37743
                                  423/639-5111
     (Name, Address, Including Zip Code, and Telephone Number, Including
                      Area Code, of Agent For Service)
                               __________________

                                  Copy to:
                               ANN W. LANGSTON
                          GERRISH & MCCREARY, P.C.
                           700 COLONIAL, SUITE 200
                             MEMPHIS, TN  38117
                                901/767-0900


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                             CALCULATION OF REGISTRATION FEE
================================================================================================================================
  Title of Each Class of                                                             Proposed Maximum
     Securities to be            Amount to be         Proposed Maximum Offering     Aggregate Offering          Amount of
        Registered                Registered               Price Per Share                Price             Registration Fee (1)
--------------------------------------------------------------------------------------------------------------------------------
 Common Stock,
 $10 par value                   6,000 shares                  $170.00                 $1,020,000.00             $351.72
================================================================================================================================

(1)      Calculated pursuant to Rule 457(a).

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

               Exhibit Index on sequentially numbered page 34.

                             CROSS REFERENCE SHEET


Items in Part I of Form S-2                                 Prospectus Caption or Location
---------------------------                                 ------------------------------
Item 1.          Forepart of the Registration                       Facing Page, Cross
                 Statement and Outside Front                        Reference Sheet and
                 Cover Page of Prospectus                           Outside Front Cover Page

Item 2.          Inside Front and Outside                           Inside Front Cover and
                 Back Cover Pages of Prospectus                     Table of Contents

Item 3.          Summary Information, Risk                          Summary and Risk Factors
                 Factors and Ratio of Earnings
                 to Fixed Charges

Item 4.          Use of Proceeds                                    Use of Proceeds

Item 5.          Determination of Offering Price                    Determination of Offering
                                                                    Price

Item 6.          Dilution                                           *

Item 7.          Selling Security Holders                           *

Item 8.          Plan of Distribution                               Plan of Distribution

Item 9.          Description of Securities                          Description of Common
                 to be Registered                                   Stock

Item 10.         Interests of Named Experts                         Legal Matters and Experts
                 and Counsel

Item 11.         Information with Respect                           Information Regarding the
                 to the Registrant                                  Company

Item 12.         Incorporation of Certain                           Incorporation of Certain
                 Information by Reference                           Information by Reference

Item 13.         Disclosure of Commission                           Indemnification
                 Position on Indemnification
                 for Securities Act Liabilities


* Omitted because answer is negative or the Item is inapplicable

                                  6,000 SHARES

                         GREENE COUNTY BANCSHARES, INC.

                                  Common Stock
                                   __________


         Greene County Bancshares, Inc. (the "Company"), a Tennessee corporation, hereby offers for sale 6,000 shares of its Common Stock, par value $10 per share ("Common Stock"). Prior to this offering, there has been a limited public market for the Common Stock of the Company. The 6,000 shares of Common Stock are offered at a price of $170.00 per share.

         PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER "RISK FACTORS," AT PAGE 10.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                         ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


============================================================================================================
                                                                       Underwriting            Proceeds to
                                                 Price to Public        Commissions            Company (1)
------------------------------------------------------------------------------------------------------------
 Per Share..............................                 $170.00       Not applicable               $170.00
------------------------------------------------------------------------------------------------------------
 Total (2)..............................           $1,020,000.00       Not applicable         $1,020,000.00
============================================================================================================

(1) Before deducting offering expenses payable by the Company estimated at $49,790.
(2)      Assumes the sale of all 6,000 shares of Common Stock offered hereby.





             THE DATE OF THIS PROSPECTUS IS ________________, 1996.

                             AVAILABLE INFORMATION

         Green County Bancshares, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW. Washington, DC 20549 and its regional offices located at 75 Park Place, New York, New York 10007, and Everett McKinley Dirkson Building, Room 1204, 219 South Dearborn Street, Chicago, Illinois 60604. Copies of such materials may be obtained at prescribed rates from the public reference facilities maintained by the Commission at its Washington, DC address.

         The Company has filed with the Commission, Washington, DC, a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the schedules and exhibits thereto, certain parts of which have been omitted pursuant to the rules of the Commission. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed with the Commission as an exhibit to the Registration Statement or otherwise, each such statement being qualified in all respects by such reference. For further information about the Company and such securities, reference is made to the Registration statement and the schedules and exhibits filed as part thereof. The Registration Statement, together with schedules and exhibits, may be inspected without charge, and copied at the principal or regional offices of the Commission at the addresses indicated above. Copies also may be obtained at prescribed rates from the public reference facilities maintained by the Commission at its Washington, DC address.

         The Company will furnish annual reports to its stockholders which will contain audited financial statements certified by its independent public accountants. The Company may distribute unaudited quarterly reports and other interim reports to its stockholders as it deems appropriate.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents previously filed by the Company with the Commission (Commission File No. 0-14289) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;

         2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and September 30, 1995 and on Form 10-QA for the quarter ended June 30, 1995;

         3. The Company's Current Reports on Form 8-K dated September 11, 1995 and January 12, 1996.

         The Company's Annual Report on Form 10-K for the year ended December 31, 1994 incorporates by reference specific portions of the Company's Proxy Statement dated and mailed to stockholders of the Company on April 5, 1995 ("1995 Proxy Statement"), but does not incorporate other portions of the 1995 Proxy Statement. The portions of the 1995 Proxy Statement not specifically incorporated into the Annual Report on Form 10-K are NOT incorporated herein and are not a part of the Registration Statement.

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of the Company's Common Stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         ON THE WRITTEN OR ORAL REQUEST OF EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS. WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO ALEX JOHNSON, GREENE COUNTY BANCSHARES, INC., MAIN AND DEPOT STREETS, GREENEVILLE, TENNESSEE 37743, (423) 639-5111.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               TABLE OF CONTENTS

Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
         The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
         The Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
         Summary Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
Determination of Offering Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
Description of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Information with Respect to the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

         Greene County Bancshares, Inc. (the "Company"), a Tennessee corporation incorporated January 18, 1985, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and is the bank holding company for Greene County Bank, Greeneville, Tennessee, American Fidelity Bank, Alcoa, Tennessee, and Premier Bancshares, Inc., Niota, Tennessee, which is itself the one bank holding company for Premier Bank of East Tennessee, Niota, Tennessee ("Premier"). The Company, through its ownership of Greene County Bank, American Fidelity Bank and Premier Bancshares, Inc. (the "Banks"), is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by its subsidiary banks. As of September 30, 1995, the Company had total assets of $389,046,000 and shareholders' equity of $41,835,000, which was prior to the Company's acquisition of Premier. As of September 30, 1995, Premier had total assets of
$26,730,000 and shareholders' equity of   $1,883,000.  Unless the context
otherwise requires, references herein to the Company include the Company and its wholly-owned subsidiaries, Greene County Bank, American Fidelity Bank and Premier Bancshares, Inc. on a consolidated basis.

         Greene County Bank was established in 1890 as a Tennessee state chartered bank. As a commercial bank, Greene County Bank provides complete banking services which include checking and savings accounts for individuals, partnerships, corporations, municipalities, banks and others; business, real estate, interim construction, personal and installment loans; collection services, safe deposit box facilities; and a number of special services. At September 30, 1995, Greene County Bank had seven full service banking offices located in Greene County, Tennessee, with two full service banking offices located in Washington County, Tennessee, one full service banking office located in Hamblen County, Tennessee, and one full service banking office located in Sullivan County, Tennessee. On November 20, 1995, Greene County Bank opened a full service branch in Hawkins County, Tennessee after acquiring the deposits of an existing branch of another bank and the facilities for this new branch location. The Company owns 100% of the stock of Greene County Bank.

         American Fidelity Bank is a Tennessee state chartered banking corporation organized in 1977. American Fidelity Bank also offers the customary banking services provided by most full service banks. It conducts its business from a main office located in Alcoa, Tennessee and two branch offices, one located in Maryville and another in Knoxville, Tennessee. The Company also owns 100% of the stock of American Fidelity Bank.

         Premier Bancshares, Inc. is a Tennessee corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Premier Bancshares, Inc. owns 100% of the stock of Premier Bank of East Tennessee. The Company acquired all the stock of Premier Bancshares, Inc. (and, thereby, indirectly all the shares of Premier Bank of East Tennessee) on January 1, 1996. The Company has accounted for this acquisition as a purchase under generally accepted accounting principles. Premier Bank of East Tennessee conducts its business from its main office in Niota, Tennessee and from its full service branch in Athens, Tennessee. See "Use of Proceeds."

         Management responsibility for the Banks resides with the Board of Directors and officers of each respective bank. Management services rendered to each of the Banks by the Company are intended to supplement the internal management of each of the Banks and to expand the scope of banking services normally offered by each of the Banks.

         The banking industry in which the Company competes through its subsidiaries is highly competitive with other banks for both loans and deposits. Other financial institutions, including savings and loans associations and credit unions, also compete with the Banks for depository accounts and loans.

         On September 30, 1995, Greene County Bank had total deposits of $267,484,000 and total assets of $311,707,000. Greene County Bank ranks as the largest financial institution in its market area, which is generally considered to be Greene County, Tennessee. In the Greene County area, there are six commercial banks, operating 22 branches and holding an aggregate of approximately $605,563,000 in deposits as of December 31, 1994.

         On September 30, 1995, American Fidelity Bank had total deposits of $68,162,000 and total assets of $75,875,000. The primary market area of American Fidelity Bank is the cities of Alcoa and Maryville and Blount and Southern Knox Counties, Tennessee. American Fidelity Bank competes primarily with five commercial banks, two of which are subsidiaries of the largest bank holding companies located in Tennessee.

         On September 30, 1995, Premier Bank of East Tennessee had total deposits of $21,961,000 and total assets of $24,256,000. The primary market area of Premier Bank of East Tennessee is McMinn County, Tennessee which includes the cities of Niota and Athens, Tennessee. Premier Bank competes primarily with four commercial banks and one savings and loan association in its market area.

         The income of the Banks, and thus the Company, is derived primarily from the interest and fees earned in connection with the Banks' lending activities, interest and dividends from investment securities and short-term investments. The main expenses of the Bank are the interest paid on deposits and operating expenses. The Banks' deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

         The Company has its principal executive offices at Main and Depot Streets, Greeneville, Tennessee 37743, Telephone (423) 639-5111.

                                  THE OFFERING


        Common Shares Offered   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,000 Shares

        Common Shares Outstanding after the Offering  . . . . . . . . . . . . . . . . . . . . .      448,444 (1)

        Estimated Net Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,020,000 (1)(2)

        Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Working capital and
                                                                                                     general corporate
                                                                                                     purposes, including
                                                                                                     investments in the
                                                                                                     Banks.  See "Use of
                                                                                                     Proceeds."

        Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      Prospective
                                                                                                     investors in the
                                                                                                     Common Stock should
                                                                                                     consider the
                                                                                                     information
                                                                                                     discussed under the
                                                                                                     heading "Risk
                                                                                                     Factors."

         (1) Assumes that all 6,000 shares offered hereby are sold, including shares issued to the New Shareholders whose shares are subject to the Rescission Offer. See "Simultaneous Rescission Offer."

         (2)     Before deducting expenses of this offering.

                         GREENE COUNTY BANCSHARES, INC.
                       SUMMARY FINANCIAL INFORMATION (1)
                 (Dollars in thousands, except per share data)

                                                                NINE MONTHS            YEARS ENDED
                                                            ENDED SEPTEMBER 30,        DECEMBER 31,
                                                                (UNAUDITED)          ---------------
                                                            ----------------------
                                                            1995         1994        1994          1993
                                                            ----         ----        ----          ----
SUMMARY OF INCOME STATEMENT DATA:

         Interest income                                    $23,365     $17,282      $23,625       $21,638
         Interest expense                                     9,660       5,968        8,497         8,197
                                                            -------     -------      -------       -------

         Net interest income                                 13,705      11,314       15,128        13,441
         Provision for loan losses                              493         277          994           834
                                                            -------     -------      -------       -------

         Net interest income after provision
            for loan losses                                  13,212      11,037       14,134        12,607
         Non-interest income                                  2,094       1,554        2,538         1,966
         Non-interest expense                                 7,996       6,614        9,660         8,035
                                                            -------     -------      -------       -------

         Income before income taxes                           7,310       5,977        7,012         6,538
         Income tax expense                                   2,763       2,193        2,510         2,221
                                                            -------     -------      -------       -------
         Income before cumulative effect in
            method of accounting for income taxes             4,547       3,784        4,501         4,317

         Cumulative effect of change in
            method of accounting for income taxes                --          --           --         (52)
                                                            -------     -------      -------       -------

         Net income                                         $ 4,547     $ 3,784      $ 4,501      $ 4,265
                                                            =======     =======      =======      =======

                                                                               AS OF AND FOR
                                                             ---------------------------------------------
                                                                 NINE MONTHS                 YEARS ENDED
                                                             ENDED SEPTEMBER 30,             DECEMBER 31,
                                                                 (UNAUDITED)              ----------------
                                                             -------------------
                                                              1995       1994             1994       1993
                                                              ----       ----             ----       ----
PER COMMON SHARE DATA:

         Net income per share                                 $10.22    $ 8.56            $ 9.56    $ 8.41
         Book value per share at period end(2)                $93.50    $84.33            $84.06    $79.27

SELECTED BALANCE SHEET DATA:

         Total assets                                       $389,046  $332,223          $345,525  $313,577
         Cash and cash equivalents                          $ 12,737  $ 15,885          $ 15,086   $11,120
         Loans receivable, net                              $281,096  $222,363          $241,253  $192,127
         Investment securities and other interest
            earning assets                                  $ 67,487  $ 76,353          $ 70,374   $88,694
         Deposits                                           $335,646  $294,928          $298,162  $267,281
         Retained earnings                                  $ 33,653  $ 30,353          $ 30,442   $27,737
         Total shareholders' equity                         $ 41,835  $ 37,295          $ 37,190   $35,045

                                                                         AS OF AND FOR
                                                       -------------------------------------------------
                                                           NINE MONTHS                     YEARS ENDED
                                                       ENDED SEPTEMBER 30,                 DECEMBER 31,
                                                           (UNAUDITED)                  ----------------
                                                       -------------------
                                                        1995       1994                 1994       1993
                                                        ----       ----                 ----       ----
SELECTED FINANCIAL RATIOS AND OTHER DATA:

         Return on average assets                         1.64%(3)   1.56%(3)           1.38%     1.41%
         Return on average equity                        15.43%(3)  13.85%(3)          12.32%    12.34%
         Allowance for loan losses to total loans         1.36%      1.21%              1.41%     1.57%
         Allowance for loan losses as a percentage
            of non-accrual loans                        438.00%    408.00%            531.00%   553.00%
         Average interest-earning assets to average
            interest-bearing liabilities                  1.18%      1.12%              1.14%     1.13%
         Net yield on average earnings assets (4)         9.02%      7.60%              7.75%     7.79%
         Asset quality ratio (non-performing loans
            and other real estate owned to average
            total assets) (5)                              .29%       .44%               .23%     1.41%
         Non-interest expense to average total assets     2.78%      2.73%              2.95%     2.66%
         Net interest income to non-interest expense    171.00%    171.00%            157.00%   167.00%
         Risk-based capital ratios (fully phased-in
            guidelines):
                 Tier I capital                          14.86%     16.46%             15.45%    14.41%
                 Total capital                           16.24%     17.65%             16.89%    15.45%
         Leverage ratio (6)                              10.75%     10.41%             10.76%    11.16%
         Period-end equity
            to period-end total assets                   10.75%     10.76%             10.76%    11.18%

____________________
(1) Excludes any financial data regarding Premier Bancshares, Inc. and its subsidiary, Premier Bank of East Tennessee, which the Company acquired on January 1, 1996. The Company has accounted for this acquisition as a purchase under generally accepted accounting principles.
(2) Common shareholders' equity divided by the number of outstanding shares of common stock at period end.
(3) Annualized.
(4) Represents net interest income as a percent of average total interest-earning assets.
(5) Non-performing loans consist of non-accrual loans and accruing loans contractually past due 90 days or more.
(6) The leverage ratio is defined as the ratio of Tier I capital to average total assets.

                                  RISK FACTORS


    A prospective investor should review and consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock.

SIMULTANEOUS RESCISSION OFFER

    On May 31, 1995, the Company forwarded a letter to several hundred potential subscribers for common stock of the Company. The response to the letter resulted in a sale of 5,009 shares of the Company's common stock to 192 new shareholders (the "New Shareholders"). The Company received approximately $851,530 in payment for the newly issued common shares. No commissions or other fees were paid or received by the Company or any other person in connection with the sale of such shares. The Company, simultaneously with this offering, is making a rescission offer to the New Shareholders (the "Rescission Offer"). The need for the Rescission Offer arises from the sale of the common stock to the New Shareholders without registration with the Securities and Exchange Commission and the necessary state securities divisions or the availability of an exemption from registration.

    In the Rescission Offer the Company is offering to rescind the sale of the shares issued to the New Shareholders and to refund the consideration paid for such shares, plus interest at a rate of 10% per annum from the date of payment through the date the Company receives notice of a New Shareholder's election to rescind, less any amount of income received on such stock by the New Shareholders. The Rescission Offer is being made pursuant to the applicable securities laws in the states in which the New Shareholders reside.

ASSET/LIABILITY MANAGEMENT

    The operations and profitability of the Banks are largely impacted by changes in interest rates and their managements' ability to control interest rate sensitivity of the Banks' assets and liabilities. Management believes that their asset/liability strategy reduces the risk of the Banks' exposure due to fluctuation in interest rates. However, there can be no assurance that the Banks' asset/liability strategies will be successful. Despite the implementation of strategies to achieve such matching objectives and to reduce the exposure of the Banks to fluctuating interest rates during this period, the results of operations of the Banks will remain subject to the level and movement of interest rates. Increases in interest rates may continue to be reflected more quickly in increases in the cost of funds for the Banks than in their interest income.

ADEQUACY OF ALLOWANCE FOR LOAN LOSSES

    The success of a bank depends to a significant extent upon the quality of its assets, particularly its loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the types of loans being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, industry standards, managements' experience, historical experience with borrowers and the loan portfolio, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan type may vary.

    The Banks actively manage their past due and non-performing loans in an effort to minimize credit losses and monitor their asset quality to maintain an adequate loan loss allowance. Although management of each Bank believes that its allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the non-performing or performing loans of either Bank. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover loan losses or that significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the allowance for loan losses of the Banks would result in a decrease of the net income of the Banks and capital of the Company and the Banks and could result in the inability to pay dividends, among other adverse consequences.

LIMITED TRADING MARKET

    There has been a limited public market for the Company's Common Stock. The offering price of the shares of the Common Stock has been determined by the Board of Directors of the Company based upon several factors and this does not necessarily bear any relationship to the Company's assets, book value, results of operations, net worth, or any other generally accepted criteria of value and should not be considered as indicative of the actual value of the Company.

COMPETITION

    The banking business is highly competitive, the Banks compete with other commercial banks, savings and loan associations, credit unions, finance companies and other financial entities operating locally and elsewhere. Some of these competitors have substantially greater resources and lending limits than the Banks and may offer certain services that the Banks do not provide at this time. The profitability of the Company depends upon the Banks' ability to compete in their market areas.

SUPERVISION AND REGULATION

    Bank holding companies and banks operate in a highly regulated environment and are subject to the supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended, and to regulation and supervision by the Federal Reserve, and the Banks are subject to the regulation and supervision of the Tennessee Department of Financial Institutions (the "Department") and the FDIC. These laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies, and the maintenance of adequate capital to the general business operations and financial condition of the Banks, including permissible types, amounts and terms of loans and investments, the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum rate of interest that may be charged by law. The Federal Reserve and the FDIC and the Department also possess cease and desist powers over bank holding companies and banks, respectively, to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit the manner in which the Company and the Banks may conduct their business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. These monetary policies have had and are expected to continue to have significant effects on the operating results of commercial banks. Changes in monetary or legislative policies may affect the ability of the Banks to attract deposits and make loans.

LACK OF DIVERSIFICATION

    The sole business activity of the Company consists of its ownership of the common stock of the Banks. As a result, the Company lacks diversification as to business activities and market areas, and any event affecting the Banks will have a direct impact on the Company.

PAYMENT OF DIVIDENDS

    The payment of dividends by the Banks to the Company is regulated by various state and federal laws which restrict the payment of dividends under certain circumstances. In addition, such laws also impose certain minimum capital requirements which affect the amount of cash available for the payment of dividends by a regulated banking institution such as the Banks. Even if the Banks are able to generate sufficient earnings to satisfy the currently established capital requirements, there is no assurance that the Boards of Directors of the Banks might not decide or be required to retain a greater portion of the earnings of the Banks in order to maintain or achieve the capital necessary because of any (i) increase in the capital requirements established by the FDIC or the Department, (ii) significant increase in the total of risk-weighted assets held by either of the Banks, (iii) significant decreases in the income of either of the Banks, or (iv) compliance with new unforeseen federal or state regulations. In addition, in some cases, the FDIC or the Department could take the position that it has the power to prohibit the Banks from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. Further, the determination of whether dividends are paid and their frequency and amount will depend on the financial condition and performance of the Banks and other factors deemed appropriate by the Boards of Directors of the Banks. Accordingly, there can be no assurance that any dividends will be paid in the future by the Banks or the Company.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby is estimated to be $970,210, after deducting the estimated offering expenses.

    The net proceeds of the offering will be used for general corporate purposes, including capital contributions to the Banks, the financing of possible future acquisitions of other financial institutions, the possible repayment of borrowings, and additional working capital.

    On September 11, 1995, the Company entered into a Stock Purchase Agreement with William C. Adams, Sr., Ann S. Adams and William C. Adams, Jr. (the "Sellers"), the sole shareholders of Premier Bancshares, Inc., the one bank holding company for Premier Bank of East Tennessee, Niota, Tennessee. This Agreement provided for the Company's acquisition from the Sellers of 100% of the outstanding shares of Premier Bancshares, Inc. for a purchase price of $3,140,000. This acquisition was consummated on January 1, 1996 with the Company delivering cash to the Sellers of $708,582 and the Company's promissory notes to the Sellers in the aggregate principal amounts of $2,431,418.

    The Company currently has no plans, understandings, arrangements or agreements, written or oral, with respect to any specific acquisition prospect, and is not presently negotiating with any other party with respect thereto.

    After the consummation of this offering, the net proceeds may be invested by the Company in short-term interest- bearing securities or certificates of deposits. Although the Company does not currently anticipate significant changes in the allocation of net proceeds described above, the allocation may vary as necessary to respond to changing circumstances.

                        DETERMINATION OF OFFERING PRICE

    In May 1995, the Board of Directors of the Company approved offering the Common Stock of the Company at a price of $170 a share, with such price being based solely on recent trading prices in the Common Stock. In determining the offering price of $170 per share, the Board considered that from January 2, 1995 to the date of commencement of the initial offering in May 1995, there were fifteen stock transactions involving 645 shares of the Common Stock of the Company. Each of these transactions was at $170 per share.

                              PLAN OF DISTRIBUTION

    On May 31, 1995, the Company forwarded a letter to several hundred potential subscribers for common stock of the Company. The response to the letter resulted in the sale of 5,009 shares of the Company's common stock to New Shareholders. The Company received approximately $851,530 in payment for the newly issued common shares. No commissions or other fees were paid or received by the Company or any other person in connection with the sale of such shares. The Company, simultaneously with this offering, is making a rescission offer to the New Shareholders. The need for the Rescission Offer arises from the sale of the common stock to the New Shareholders without registration with the Securities and Exchange Commission and the necessary state securities divisions or the availability of an exemption from registration. See "Risk Factors - Simultaneous Rescission Offer."

    The New Shareholders will receive the Rescission Offer along with a copy of this Prospectus. Other potential subscribers for the Common Stock will be contacted by the Company's direct distribution of a copy of this Prospectus to them. No commissions or other fees will be paid or received by the Company or any other person in connection with the sale of the Common Stock.

                          DESCRIPTION OF COMMON STOCK

    The Company is authorized to issue 1,000,000 shares of Common Stock, par value $10 per share. As of September 30, 1995, 447,453 shares of Common Stock of the Company were issued and outstanding, including approximately 5,009 shares issued to New Shareholders and subject to the Rescission Offer. See "Risk Factors - Simultaneous Rescission Offer." The holders of Common Stock are entitled to one vote per share and do not have any preemptive rights to purchase any securities subsequently issued by the Company. The absence of preemptive rights could cause the dilution of the shareholder's interest in the Company without the specific authority of the shareholders.

    The holders of Common Stock are entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Common Stock out of funds legally available therefore. In the event of liquidation, dissolution or winding-up of the affairs of the Company, the holders of outstanding shares of Common Stock will be entitled to share pro rata according to their respective interests in the Company's assets and funds remaining after payment or provision for payment of all debts and other liabilities of the Company.

    The shareholders of the Company have no cumulative voting rights. The absence of cumulative voting rights means that Company shareholders representing a plurality of the Company's shares will be able to elect the entire Board of Directors and the remaining shareholders representing a minority of the Company's shares will not be able to elect any directors.

    The outstanding shares of Common Stock are, and those shares to be issued by the Company in connection with this offering will be, when issued, fully paid and nonassessable.

                    INFORMATION WITH RESPECT TO THE COMPANY

ANNUAL REPORT FOR YEAR ENDED DECEMBER 31, 1994

    This Prospectus is accompanied by a copy of the Company's latest report on Form 10-K to the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTH PERIODS AND THREE MONTH PERIODS ENDED AS OF SEPTEMBER 30, 1995 AND 1994, RESPECTIVELY.

    The following is management's discussion and analysis of financial condition and results of operations of Greene County Bancshares, Inc. and Subsidiaries for the nine month periods and three month periods ended as of September 30, 1995 and 1994, respectively.

This commentary should be read in conjunction with the financial statements for the nine month periods and the three month periods ended as of September 30, 1995 and 1994, respectively, and the related notes contained herein.

The Company is not aware of any recommendations by the bank regulatory authorities which if implemented would have a material effect on the Company's liquidity, capital resources or operations.

EARNINGS

    The Company's earnings for the three months and nine months ended September 30, 1995 were $1,496,000 and $4,547,000, respectively. This represents a 19.6% and a 20.2% increase when compared to $1,251,000 and $3,784,000 in earnings for the respective periods in 1994.

NET INTEREST INCOME

    The largest source of earnings for the Company is net interest income, which is the difference between interest income on interest-bearing assets and interest paid on deposit and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, and the ability to respond to changes in interest rates through asset/liability management. During the three and nine months ended September 30, 1995, net interest income after provision for loan losses, was $4,565,000 and $13,212,000, respectively, as compared to $3,826,000 and $11,037,000 for the same periods in 1994, increases of 19.3% and 19.7%, respectively. The increases are primarily attributable to an increase in volume of earning assets and only small increases in the effective rates paid on interest-bearing deposits.

    Loans produced the largest component of interest income, contributing $7,106,000 and $19,902,000 for the three and nine months ended September 30, 1995, respectively, as compared to $5,032,000 and $13,832,000 for the same periods in 1994, representing increases of 41.2% and 43.9%, respectively. The increases are attributable to both rate and volume increases of earning assets.

    Earnings on securities and federal funds sold provided the balance of interest income, producing $1,116,000 and $3,463,000 for the three and nine month periods ended September 30, 1995, respectively, as compared to $1,031,000 and $3,450,000 for the same periods in 1994.

    Total interest expense for the Company increased 62.9% and 61.9% during the three and nine month periods ended September 30, 1995, respectively, as compared to the same periods in 1994. Interest expense, which consisted primarily of interest paid on deposits, totalled $3,475,000 and $9,660,000 during the three and nine months ended September 30, 1995, respectively, as compared to $2,132,000 and $5,968,000 for the same periods in 1994. The cost of interest-bearing liabilities increased due to both rate and volume increases.

    The deregulation of interest rates has given banks more opportunity to attract deposits and has created a public which is more interest rate sensitive. As a result, banks are paying interest on a continually increasing portion of their deposit base. The Company's ability to maintain a favorable spread between interest income and interest expense is a major factor in generating earnings; therefore, it is necessary to effectively manage earning assets and interest- bearing liabilities. As the percentage of interest-bearing deposits compared to total deposits increases and rates become more competitive, it becomes increasingly more difficult to maintain the Company's spread.

NON-INTEREST INCOME AND EXPENSE

    Income that is not related to interest-bearing assets, consisting primarily of service charges, commissions and fees, has become more important as increases in levels of interest-bearing deposits make it more difficult to maintain net interest income spreads.

    Total other income for the three and nine month periods ended September 30, 1995 was $620,000 and $2,094,000, respectively, as compared to $548,000 and $1,554,000 for the same periods in 1994. The increases of 13.1% and 34.8% resulted in part from an increase in service charges on deposit accounts and commissions earned.

    Control of operating expenses also is an important aspect in managing net income. Operating expenses include personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage, and FDIC assessment. Total other operating expenses were $2,756,000 and $7,996,000 for the three and nine months periods ended September 30, 1995, respectively, as compared to $2,337,000 and $6,614,000 for the same periods in 1994. Personnel costs are the primary element of the Company's other operating expenses. During the three and nine months ended September 30, 1995, salaries and benefits represented $1,632,000 and $4,396,000 of other operating expenses, respectively. This was an increase of $437,000 and $1,000,000 or 36.6% and 29.4% over the same periods in 1994. These increases were due to opening new branches requiring increased staff levels, and increased employee benefit costs, including heath insurance and pension costs.

    Other operating expenses during the three and nine month periods ended September 30, 1995 were $1,124,000 and $3,600,000, a decrease of $18,000 and an increase of $400,000, respectively, from the same periods in 1994.

LOANS

    At September 30, 1995, loans, net of unearned income and allowance for loan losses, were $281,100,000 compared to $241,300,000 for the same period in 1994. This increase is primarily due to increases in commercial lending. Nonaccural loans increased by $236,382 during the nine month period ended September 30, 1995. This change is deemed to be immaterial by management.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

    Because the loan portfolio represents the Company's largest earning asset, the Company continually monitors the quality of its loan portfolio. Greene County Bancshares, Inc. operates in a diverse economy of manufacturing and agriculture and, accordingly, most loans are made to commercial enterprises or consumers who are directly supported by these enterprises. During the three and nine month periods ended September 30, 1995, the Company charged-off $173,000 and $436,000 in loans, and recovered $90,000 and $376,000 in charged-off loans, respectively. All loans identified by management or regulatory authorities as losses are charged-off against the allowance for loan losses. All other loans classified for regulatory purposes do not require disclosure since in management's opinion they do not (i) represent or result from trends or uncertainties which management expects to materially impact future operating results, liquidity or capital resources, or (ii) represent material credits which cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. The Company's allowance for loan losses increased to $3,880,000 at September 30, 1995 from $2,694,000 for the same period in 1994. This increase is due to an overall increase in the total loan portfolio.

INVESTMENTS

    The Company maintains an investment portfolio to provide liquidity and earnings. Investments at September 30, 1995 with a carrying value of $67,500,000 had a market value of $67,800,000. During the same period in 1994, investments totalled $76,400,000 with a market value of $76,400,000. This decrease was used to fund increases in the loan portfolio.

    In 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that investments in certain debt and equity securities be classified as either Held to Maturity (reported at amortized cost), Trading (reporting at fair value with unrealized gains and losses included in earnings), or Available for Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity). SFAS 115 was required to be implemented for fiscal years beginning after December 15, 1993. Management adopted SFAS 115 on January 1, 1994 and currently classifies a portion of the portfolio as available for sale.

DEPOSITS

    The funds to support the Company's asset growth have been provided by increased deposits, which amounted to $335,600,000 at September 30, 1995. This represents a 18.2% increase from the deposits at September 30, 1994 of $283,900,000. The increase is primarily the result of Greene County Bancshares, Inc. aggressive efforts to attract new time deposit customers, along with the opening of new branches.

STOCKHOLDERS' EQUITY AND CAPITAL ADEQUACY

    Sufficient levels of capital are necessary to sustain growth and absorb losses. The Company exceeds all regulatory capital requirements. The Company's primary source of new capital is undivided profits.

    The Federal Reserve Board, the FDIC and other agencies which regulate financial institutions have adopted capital adequacy standards applicable to financial institutions. These standards are intended to reflect the degree of risk associated with both on and off balance sheet items and to assure that even whose institutions that invest predominately in low risk assets, maintain a certain minimum level of capital. The following table provides the Company's best collective understanding of the regulatory capital requirements as currently published. These understandings are based upon regulations, guidelines and interpretations now in effect or proposed, all of which are subject to change.

                                                       Capital Ratio's at September 30, 1995
                                                       -------------------------------------

                                            Required Minimum Ratio                   Company's Ratio
                                            ----------------------                   ---------------
 Tier 1 risk-based capital                           4.00%                               14.86%

 Total risk-based capital                            8.00%                               16.24%

 Leverage Ratio                                      3.00%                               10.75%

The Company believes it was in compliance with all minimum regulatory capital guidelines at September 30, 1995 and continues to be so.

LIQUIDITY AND GROWTH

    Liquidity refers to the ability of the Company to generate sufficient funds to meet its financial obligations and commitments without significantly impacting net interest income. One of the Company's objectives is to maintain a high level of liquidity, and this goal continues to be met. Maintaining liquidity ensures that funds will be available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of other deposits and liabilities. These obligations can be met by existing cash reserves of funds from maturing loans and investments, but in the normal course of business are met by deposit growth. Increased deposits and retained earnings also are the sources for the Company's continued growth of liquidity.

    During the nine month period ended September 30, 1995, operating activities of the Company provided $5,574,000 of cash flow. Net income of $4,547,000, adjusted for non-cash operating activities, provided the majority of cash generated from operations.

    Investing activities, predominantly lending, used $45,817,000 of the Company's cash flow. This resulted in a $3,063,000 net increase in the investment portfolio, whereas loans originated, net of principal collected, used $39,843,000 in funds.

    Net cash inflows of $37,894,000 were provided by financing activities. Net deposit growth accounted for $37,484,000 of the increase, along with an increase in securities sold under agreements to repurchase of $895,000, and the sale to the New Shareholders of common stock of $851,000 which is subject to the Rescission Offer. Offsetting this increase were the cash dividends paid to shareholders of $1,336,000.

    The Company's liquid assets include investment securities, federal funds sold, and cash and due from banks. These assets represented 26.7% of total deposits at September 30, 1995, a decrease from 33.3% at September 30, 1994.

INTEREST SENSITIVITY

    Deregulation of interest rates and short-term, interest-bearing deposits which are more volatile have created a need for shorter maturities of earnings assets. An increasing percentage of commercial and installment loans are being made with variable rates or shorter maturities to increase liquidity and interest rate sensitivity. The difference between interest sensitive asset and interest sensitive liability repricing within time periods is referred to as the interest rate sensitivity gap. Gaps are identified as either positive (interest sensitive assets in excess of interest sensitive liabilities) or negative (interest sensitive liabilities in excess of interest sensitive assets). The Company monitors its interest rate sensitivity gap on a monthly basis to maintain a positive position.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Gerrish & McCreary, P.C, Memphis, Tennessee.

                                    EXPERTS

    The balance sheet as of December 31, 1994 and the statement of income, shareholders' equity, and cash flow for the year ended December 31, 1994, incorporated by reference and delivered with this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The balance sheet as of December 31, 1993 and the statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1993, incorporated by reference and delivered with this Prospectus, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

               GREENE COUNTY BANCSHARES, INC. AND SUBSIDIARIES


Condensed Consolidated Balance Sheets - September 30, 1995 and December 31,
         1994.

Condensed Consolidated Statements of Earnings - For the three months ended
         September 30, 1995 and 1994 and for the nine months ended September 30, 1995 and 1994.

Condensed Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 1995.

Condensed Consolidated Statements of Cash Flows - For the nine months ended
         September 30, 1995 and 1994.

Notes to Condensed Consolidated Financial Statements.

                GREENE COUNTY BANCSHARES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 1995 AND DECEMBER 31, 1994


                                                                                          (UNAUDITED)         *
                                                                                         SEPTEMBER 30,    DECEMBER 31,
                                                                                             1995             1994
                                       ASSETS                                                    (IN THOUSANDS)
                                       ------
                                                                                           --------        --------
Cash and Due from Banks                                                                    $ 12,737        $ 15,086
Federal Funds sold                                                                            9,500           3,550

Securities available-for-sale                                                                33,381          38,109
Securities held-to-maturity (with a market value of $34,379
  on September 30, 1995 and $32,215 on December 31, 1994).                                   34,106          32,265

Loans                                                                                       284,976         244,700
  Less: Allowance for Loan Losses                                                             3,880           3,447
                                                                                           --------        --------

  Net Loans                                                                                 281,096         241,253
                                                                                           --------        --------

Bank Premises and Equipment, Net of Accumulated Depreciation                                  7,939           7,042
Other Assets                                                                                 10,287           8,220
                                                                                           --------        --------

                                                                                           $389,046        $345,525
                                                                                           ========        ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                        ------------------------------------

Deposits                                                                                   $335,646        $298,162
Federal funds purchased and Securities sold under agreements to repurchase                    4,774           3,879
Other Borrowings                                                                              3,509           3,688
Other Liabilities                                                                             3,282           2,606
                                                                                           --------        --------

  Total Liabilities                                                                         347,211         308,335
                                                                                           --------        --------


                                STOCKHOLDERS' EQUITY
                                --------------------
Common Stock, par value $10, authorized 1,000,000 shares; issued and outstanding 447,453 and 442,444 shares on September 30, 1995 and
  December 31, 1994, respectively                                                             4,474           4,424
Surplus                                                                                       3,716           2,915
Retained Earnings                                                                            33,653          30,442
Net unrealized holding gains (losses) on available-for-sale securities                           (8)           (591)
                                                                                           --------        --------

  Total Stockholders' Equity                                                                 41,835          37,190
                                                                                           --------        --------

                                                                                           $389,046        $345,525
                                                                                           ========        ========


* Condensed from Audited Financial Statements.
See accompanying notes to Consolidated Financial Statements (Unaudited)

                GREENE COUNTY BANCSHARES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                 THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
               AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

                                  (UNAUDITED)

                                                                               THREE MONTHS              NINE MONTHS
                                                                                  ENDED                     ENDED
                                                                               SEPTEMBER 30             SEPTEMBER 30
        (DOLLARS IN THOUSANDS EXCEPT PER SHARE)                               1995       1994          1995       1994
        ---------------------------------------                               ----       ----          ----       ----
Interest Income:
    Interest and Fees on Loans                                             $ 7,106    $ 5,032       $19,902    $13,832
    Interest on Investment Securities                                        1,024        955         3,082      3,285
    Interest on Federal Funds Sold                                              92         76           381        165
                                                                           -------    -------       -------    -------
                             Total Interest Income                           8,222      6,063        23,365     17,282

Interest Expense:
    Interest on Deposits                                                     3,371      2,015         9,335      5,662
    Interest on Short Term Borrowings                                          104        117           325        306
                                                                           -------    -------       -------    -------
                             Total Interest Expense                          3,475      2,132         9,660      5,968
                                                                           -------    -------       -------    -------
                               Net Interest Income                           4,747      3,931        13,705     11,314

Provision for Loan Losses                                                      182        105           493        277
                                                                           -------    -------       -------    -------

    Net Interest Income after Provision for Loan Losses                      4,565      3,826        13,212     11,037
                                                                           -------    -------       -------    -------

Other Income:
    Income from Fiduciary Activities                                            10         11            28         41
    Service Charges on Deposit Accounts                                        430        415         1,326      1,248
    Security Gains (Losses)                                                      0         33             6        (35)
    Other Income                                                               180         89           734        300
                                                                           -------    -------       -------    -------
                                                                               620        548         2,094      1,554
Other Expenses:
    Salaries and Employee Benefits                                           1,632      1,195         4,396      3,396
    Premises and Fixed Assets Expense                                          483        293         1,247        864
    Other Operating Expenses                                                   641        849         2,353      2,354
                                                                           -------    -------       -------    -------
                                                                             2,756      2,337         7,996      6,614
                                                                           -------    -------       -------    -------
Earnings Before Income Taxes                                                 2,429      2,037         7,310      5,977

Income Taxes                                                                   933        786         2,763      2,193
                                                                           -------    -------       -------    -------

Net Income                                                                 $ 1,496    $ 1,251       $ 4,547    $ 3,784
                                                                           =======    =======       =======    =======

Average Number of Shares                                                   446,282    442,253       445,110    442,253
Per Share of Common Stock:
    Net Earnings                                                           $  3.35    $  2.83       $ 10.22    $  8.56
                                                                           -------    -------       -------    -------
    Dividends                                                              $  1.00    $  0.88       $  3.00    $  2.64
                                                                           -------    -------       -------    -------


See accompanying notes to Consolidated Financial Statements (Unaudited)

                         GREENE COUNTY BANCSHARES, INC.
            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995

                                 (IN THOUSANDS)

                                                                                                  NET
                                                                                               UNREALIZED
                                                                                              DEPRECIATION
                                                                                              ON AVAILABLE
                                             COMMON                            RETAINED         FOR SALE
                                             STOCK           SURPLUS           EARNINGS        SECURITIES        TOTAL
                                             -----           -------           --------        ----------        -----
January 1, 1995                              $4,424           $2,915            $30,442          $ (591)       $37,190

    Issuance of 5,009 shares                     50              801                  -               -            851

    Net income                                    -                -              4,547               -          4,547

    Change in unrealized depreciation,
      net of tax                                  -                -                  -             583            583

    Dividends paid                                -                -             (1,336)              -         (1,336)
                                             ------           ------            -------          ------        -------

September 30, 1995                           $4,474           $3,716            $33,653          $   (8)       $41,835
                                             ======           ======            =======          ======        =======



See accompanying notes to Condensed Consolidated Financial Statements
(Unaudited).

                         GREENE COUNTY BANCSHARES, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED 9/30/95 AND 9/30/94

                                 (IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                                                             SEPT 30,         SEPT 30,
                                                                                               1995             1994
                                                                                               ----             ----
NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Net Income                                                                               $ 4,547          $ 3,784
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Provision for Loan Losses                                                                493              277
        Provision for Depreciation & Amortization                                                500              387
        Amortization of investment security discounts, net of accretion                          256              828
        Increase in interest receivable                                                         (852)            (347)
        Decrease in unearned income                                                             (372)          (1,214)
        Increase in other assets                                                              (2,067)            (943)
        Increase in Accrued Interest Payable and other                                         3,069            8,384
                                                                                             -------          -------

        Net cash provided by operating activities                                              5,574           11,156
                                                                                             -------          -------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Net (increase) decrease of securities and federal funds                               (3,063)          12,341
        Net increase in loans                                                                (39,843)         (30,236)
        Proceeds (improvements) other real estate owned and other                             (1,751)           1,020
        Fixed assets additions                                                                (1,160)            (911)
                                                                                             -------          -------

        Net cash used by investing activities                                                (45,817)         (17,786)
                                                                                             -------          -------

CASH FLOWS FROM FINANCING ACTIVITIES:
        Net increase in demand deposits, NOW, money market and savings accounts               37,484           16,629
        Cash dividends paid                                                                   (1,336)          (1,168)
        Increase (decrease) in securities sold under agreements to repurchase                    895           (1,680)
        Proceeds from issuances of common stock                                                  851               14
                                                                                             -------          -------
        Net cash provided by financing activities                                             37,894           13,795
                                                                                             -------          -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                              (2,349)           7,165

CASH AND CASH EQUIVALENTS AT JANUARY 1, 1995                                                  15,086           11,020
                                                                                             -------          -------
CASH AND CASH EQUIVALENTS AT SEPTEMBER 30, 1995                                              $12,737          $18,185
                                                                                             =======          =======


See accompanying notes to Condensed Consolidated Financial Statements
(Unaudited)

                         GREENE COUNTY BANCSHARES, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 - PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The consolidated financial statements include the accounts of Greene County Bancshares, Inc. (the "Company") and its wholly owned subsidiaries, Greene County Bank and American Fidelity Bank. All material intercompany balances and transactions have been eliminated in the consolidation.

SUMMARY OF ACCOUNTING POLICIES

The accompanying Condensed Consolidated Financial Statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

In the opinion of management, the accompanying financial statements contain all adjustments, consisting only of normal recurring accruals, necessary to summarize fairly the consolidated financial position of the Company as of September 30, 1995 and the results of operations, stockholders' equity and cash flows for the periods presented.

2 - ALLOWANCE FOR LOAN LOSSES

Transactions in the Allowance for Loan Losses were as follows:

                                                                                            NINE MONTHS ENDED
                                                                                               SEPTEMBER 30,
                           (IN THOUSANDS)                                                  1995             1994
                           --------------                                                  ----             ----
Balance, January 1                                                                        $3,447           $2,962

Add (Deduct):
    Losses charged to allowance                                                             (436)          (1,067)
    Recoveries credited to allowance                                                         376              522
    Provision for loan losses                                                                493              277
                                                                                          ------           ------

Balance, September 30                                                                     $3,880           $2,694
                                                                                          ======           ======

PART II.  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses of this offering include:

    SEC Registration Fees                          $   351.72
    Accounting Fees and Expenses*                   12,500.00
    Costs of Printing and Engraving*                 3,500.00
    Legal Fees and Expenses*                        30,000.00
    Blue Sky Fees and Expenses                       2,438.33
    Miscellaneous Expenses*                          1,000.00
                                                   ----------
         Total                                     $49,790.05
                                                   ==========

         (*) Indicates estimated amount

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Tennessee Business Corporation Act (the "Tennessee Act") empowers a corporation to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; and (ii) he reasonably believed: (a) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; (b) in all other cases, that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

The termination of a proceeding by a judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the required standard of conduct.

A corporation may not indemnify a director in connection with: (i) a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

Indemnification is limited to reasonable expenses incurred in connection with the proceeding.

The Tennessee Act further provides that unless limited by its charter, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The Tennessee Act also provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director furnishes the corporation a written: (i) affirmation of his good faith belief that he has met the required standard of conduct; and (ii) undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he is not entitled to indemnification. In addition, a corporation may pay for or reimburse the reasonable expenses incurred if a determination is made that the facts then known to those making the determination would not preclude indemnification.

A corporation may not indemnify a director unless authorized in the specific case after the proper determination has been made by the Board of Directors, by special legal counsel or by the shareholders owning the requisite number of shares.

A corporation also may indemnify and advance expenses to an officer, employee or agent of the corporation who is not a director to the same extent as a director. The Charter of Greene County Bancshares, Inc. contains the following indemnification provision:

      The corporation from time to time may provide either directly, or indirectly through the purchase of insurance, for the indemnification of directors, officers, employees and agents of the corporation and of any of its subsidiaries to the fullest extent permitted by law.

The directors and officers of the Company are covered by an insurance policy in the amount of $5,000,000 by the CNA insurance company.

ITEM 16.  EXHIBITS

         Exhibit
         Number  Description of Exhibit
         ------  ----------------------
          3.1        Charter of the Company, as amended
          3.2        Bylaws of the Company, as amended
          4.1        See Exhibits 3.1 and 3.2 for provisions of the Charter, as amended, and the Bylaws, as amended, of the Company defining rights of holders of the Company's Common Stock
          4.2        Form of Rescission Offer
          5          Opinion of Gerrish and McCreary, P.C.  re: legality
         10.1        Employment Agreement between Company and R. Stan Puckett*
         10.2        Employment Agreement between Company and Davis Stroud**
         10.3        Employment Agreement between Company, Premier Bank of East Tennessee and William C. Adams, Jr.,
                     dated January 1, 1996.
         10.4        Noncompetition Agreement between Company and William C. Adams, Sr., dated January 1, 1996.
         10.5        Noncompetition Agreement  between Company and William C. Adams, Jr., dated January 1, 1996.

         Exhibit
         Number  Description of Exhibit
         ------  ----------------------
         21          Subsidiaries of the Company
         23.1        Consent of Coopers & Lybrand L.L.P.
         23.2        Consent of Price Waterhouse LLP
         23.3        Consent of Gerrish and McCreary, P.C. (contained in Exhibit 5 to the Registration Statement)
         24          Power of Attorney (contained in the Signature section of the Registration Statement)

         *   Incorporated herein by reference to exhibits filed with Form 10-K Annual Report for year ended December 31,
             1994.
         **  Incorporated herein by reference to exhibits filed with Form S-14 Registration Statement under the
             Securities Act of 1933, Registration No. 2-96273.

ITEM 17.  UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company hereby undertakes that for purposes of determining any liability under the Securities Act, the Company will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company under Rule 434(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

The Company hereby undertakes that for purposes of determining any liability under the Securities Act, the Company will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, Greene County Bancshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeneville, State of Tennessee, on January 23, 1996.

                                        GREENE COUNTY BANCSHARES, INC.

                                        By: /s/ R. Stan Puckett
                                           ---------------------------
                                           R. Stan Puckett
                                           President


                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Greene County Bancshares, Inc., do hereby constitute and appoint R. Stan Puckett our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                                               Capacity                          Date
----                                               --------                          ----
/s/ R. Stan Puckett                                President                         January 23, 1996
-------------------------------------------        and Director
R. Stan Puckett

/s/ Alex Johnson                                   Chief Financial Officer           January 23, 1996
-------------------------------------------
Alex Johnson

/s/ Phil M. Bachman, Jr.                           Director                          January 23, 1996
-------------------------------------------
Phil M. Bachman, Jr.

/s/ Helen Horner                                   Director                          January 23, 1996
-------------------------------------------
Helen Horner

Name                                               Capacity                          Date
----                                               --------                          ----
/s/ J.W. Douthat                                   Director                          January 23, 1996
-------------------------------------------                                          ----------------
J.W. Douthat

/s/ Harrison Lamons                                Director                          January 23, 1996
-------------------------------------------                                          ----------------
Harrison Lamons

/s/ Terry Leonard                                  Director                          January 23, 1996
-------------------------------------------                                          ----------------
Terry Leonard

/s/ Ralph T. Brown                                 Director                          January 23, 1996
-------------------------------------------                                          ----------------
Ralph T. Brown

/s/ James A. Emory                                 Director                          January 23, 1996
-------------------------------------------                                          ----------------
James A. Emory

                                                   Director
-------------------------------------------                                          ----------------
Patrick Norris

/s/ Jerald K. Jaynes                               Director                          January 23, 1996
-------------------------------------------                                          ----------------
Jerald K. Jaynes

/s/ Charles S. Brooks                              Director                          January 23, 1996
-------------------------------------------                                          ----------------
Charles S. Brooks

/s/ Davis Stroud                                   Director                          January 23, 1996
-------------------------------------------                                          ----------------
Davis Stroud

/s/ W.T. Daniels                                   Director                          January 23, 1996
-------------------------------------------                                          ----------------
W.T. Daniels

                                 EXHIBIT INDEX


         Exhibit
         Number           Description of Exhibit
         ------           ----------------------
          3.1             Charter of the Company, as amended
          3.2             Bylaws of the Company, as amended
          4.1             See Exhibits 3.1 and 3.2 for provisions of the Charter, as amended, and the Bylaws, as amended, of the Company defining rights of holders of the Company's Common Stock
          4.2             Form of Rescission Offer
          5               Opinion of Gerrish and McCreary, P.C.  re: legality
         10.1             Employment Agreement between Company and R. Stan Puckett*
         10.2             Employment Agreement between Company and Davis Stroud**
         10.3             Employment Agreement between Company, Premier Bank of East Tennessee and William C. Adams, Jr.,
                          dated January 1, 1996.
         10.4             Noncompetition Agreement between Company and William C. Adams, Sr., dated January 1, 1996.
         10.5             Noncompetition Agreement  between Company and William C. Adams, Jr., dated January 1, 1996.
         21               Subsidiaries of the Company
         23.1             Consent of Coopers & Lybrand L.L.P.
         23.2             Consent of Price Waterhouse LLP
         23.3             Consent of Gerrish and McCreary, P.C. (contained in Exhibit 5 to the Registration Statement)
         24               Power of Attorney (contained in the Signature section of the Registration Statement)

         *       Incorporated herein by reference to exhibits filed with Form 10-K Annual Report for year ended December
                 31, 1994.
         **      Incorporated herein by reference to exhibits filed with Form S-14 Registration Statement under the
                 Securities Act of 1933, Registration No. 2-96273.